03011815

SECURI[illegible] MISSION

Washington, D.C. 20549

RECD S.E.C.

MAR 4 2003

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerTec USA, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Evertrust Plaza

(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara Maw (201) 209-7820

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 21 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara Maw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec USA, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tara Maw
Signature

Chief Financial Officer
Title

Carolyn Stewart 2-25-03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of BrokerTec Global, L.L.C.)
Statement of Financial Condition
As of December 31, 2002

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors of
BrokerTec USA, L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrokerTec USA, L.L.C. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

February 25, 2003

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of BrokerTec Global, L.L.C.)
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$64,249,646
Deposits with clearing organization	6,236,410
Securities owned, at market value	3,547,576
Receivable from broker-dealers	8,048,701
Receivable from Parent	332,631
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization	560,636
Software developed for internal use, at cost, net of accumulated amortization	2,415,349
Other assets	24,706
Total assets	$85,415,655

Liabilities and Member's Equity

Liabilities	
Payable to broker-dealers and clearing organizations	$709,085
Payable to affiliates	93,402
Deferred revenue	600,000
Total liabilities	1,402,487
Member's equity	84,013,168
Total liabilities and member's equity	$85,415,655

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of Business**

BrokerTec USA, L.L.C. (the "Company"), a Delaware limited liability company, operates an electronic inter-dealer trading system (the "U.S. BrokerTec System") for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company also generates revenue by providing market data to market data distributors.

The Company is a wholly owned subsidiary of BrokerTec Global, L.L.C. (the "Parent").

2. **Summary of Significant Accounting Policies**

Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Securities owned
Securities owned are comprised of U.S. Treasury obligations which are carried at market value.

Fair value of financial instruments
Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Assets held as collateral
Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $4.5 million, are not reflected in the Statement of Financial Condition. As of December 31, 2002, the Company has not pledged or re-pledged any assets.

Depreciation and amortization
Fixed assets and leasehold improvements are being depreciated and amortized on a straight-line basis over their estimated useful lives of three to five years. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of three years.

Securities failed-to-deliver/receive
Securities failed-to-deliver/receive result from the Company acting as an agent between undisclosed principals in matched transactions that have failed to settle. The Company offsets securities failed-to-deliver/receive of the same security with the same counterparty. At December 31, 2002, there were no securities failed-to-deliver/receive.

Income taxes
The Company is considered to be a disregarded entity for income tax purposes and, as such, is not subject to U.S. federal, state or local income taxes. However, certain aspects of the Company's business are subject to New York City Unincorporated Business Tax. The Company's results are included in the consolidated tax filings of the Parent.

Use of estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Deposits with Clearing Organization

Pursuant to the Company's membership in the Fixed Income Clearing Corporation ("FICC"), Government Securities Division and Mortgage-Backed Securities Division, the Company is required to maintain minimum deposits of $5.0 million and $300,000, respectively. At December 31, 2002, the deposits are comprised of $502,000 of cash and U.S. Treasury obligations with a market value of approximately $5.7 million.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002 consist of the following:

	Receivable	Payable
Commissions	$7,560,686	$217,349
Clearing fees	-	270,000
Settlement balance	-	220,536
Other	488,015	1,200
	$8,048,701	$709,085

5. Fixed Assets, Leasehold Improvements and Software Developed for Internal Use

Fixed assets, leasehold improvements and software developed for internal use at December 31, 2002 consist of the following:

	December 31, 2002
Leasehold improvements	$1,594,989
Computer equipment	1,512,468
Furniture and fixtures	286,704
Office equipment	139,275
	3,533,436
Less - Accumulated depreciation and amortization	2,972,800
	$560,636
Software developed for internal use	$9,432,142
Less - Accumulated amortization	7,016,793
	$2,415,349

6. Related Party Transactions

A significant portion of the Company's transactions is conducted with firms which own interests in the Parent. Included within Receivable from broker-dealers in the Statement of Financial Condition is $6.3 million due from such firms.

The Company has a services agreement with the Parent under which the Parent acts as paying agent and is liable for the majority of expenditures incurred on behalf of the Company. The Company periodically repays the Parent for expenditures incurred on its behalf. The Parent allocates certain compensation, professional, technology and other general expenses to the Company. The Parent also collects market data distribution fees on behalf of the Company. Included in the Statement of Financial Condition is $332,631 due from the Parent.

Payable to affiliates includes $90,402 due to BrokerTec Europe, Ltd ("BrokerTec Europe"), the European broker-dealer subsidiary of the Parent, which relates to brokerage commissions that were collected by the Company.

Cash and cash equivalents are primarily deposited with firms which own interests in the Parent.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $76.5 million, which was $76.2 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

The Company is also subject to SEC Rule 15c3-3. At December 31, 2002, the Company had no deposit requirement with respect to customers. The Company has customer assets on deposit as collateral for trade settlement with a market value of approximately $499,000 which are not recorded on the Company's Statement of Financial Condition (Note 2).

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers ("PAIB"). At December 31, 2002, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $2.5 million which are not recorded on the Company's Statement of Financial Condition (Note 2).

8. Credit Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

9. Subsequent Events

The Parent made a capital withdrawal of $19.5 million from the Company in January 2003. At December 31, 2002, the ratio of aggregate indebtedness to net capital reflecting this capital withdrawal would be .02 to 1.

On January 16, 2003, the Parent entered into conditional agreements with ICAP plc to sell the Company and BrokerTec Europe. The sale is conditioned upon, among other things, regulatory approvals. It is anticipated that the sale could be completed by the end of the first quarter 2003.